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pinwheel

INVEST IN **PINWHEEL**

Smartphone Operating System Optimized For Kids & Teens

LEAD INVESTOR

Mike Dowdle

As a parent, I know how challenging it is to manage a child's screen time. As a society, we are failing at keeping our kids safe from all the dangers looming beyond the screen. It's a fact that smartphones and social media are causing insecurities, anxiety and depression among our youth. Pinwheel aims to solve this endemic problem by enabling parents to safely raise a tech-responsible child. Kids using an adult phone is a bad match, but a re-imagined experience like Pinwheel allows children to safely take advantage of education, skills mastery, music appreciation and more through a useful smartphone. Pinwheel is the brainchild of Dane Witbeck, an experienced entrepreneur who previously built and sold a successful tech business. He is also the parent of young children. After meeting Dane and learning about Pinwheel, I was hooked and immediately became an investor and Board member.

Invested $500,000 this round & $1,250,000 previously

pinwheel.com Austin TX

Highlights

1. $10,000,000+ in total revenue

2. Over 30,000 phones shipped

3. Over $4,000,000 in capital raised from VC firms (Circadian and Drumbeat Ventures) and angels.

4. 4.7 Star Rating on 1,000+ online reviews on Google, TrustPilot, and Amazon.

5. Highlighted in major press outlets like the WSJ, NYT, USA Today, NBC, CBS, and The Today Show.

6. Massive growing consumer market for specially-designed tech options for kids & teens.

Our Team



Dane Witbeck CEO

Dane (Georgia Tech, Stanford) is the CEO & Founder at Pinwheel. Previously, Dane co-founded Meshify, which was acquired in 2016 by a German global fortune 500 corporation, MunichRE (stock symbol MUV2.TI).



Leslie Tyler CMO



Leslie (UT Austin, Berkeley) has grown B2B SaaS and B2C tech companies from zero to over $125M with multiple successful exits (IPO and acquisition). Most recently she led Marketing & Sales at Edulastic, which was acquired by GoGuardian in 2021.

Guiding kids & teens from their first phone to independent and responsible use of technology.

We started Pinwheel because we believe that kids & teens deserve technology designed to support their growth. Currently, kids & teens are in a widespread mental health crisis. Peer-reviewed research points to smartphones, especially social media, as a major part of the problem. Social media gives kids social comparison and performative identities in place of authentic connection and the healthy, independent coming-of-age experiences every generation before has taken for granted.

We're out to help parents give kids the phone features they're ready for, as they're ready for them, so that kids grow up tech-savvy *and* emotionally healthy.

Our Product Mission

> ***Put humans back in the driver's seat of technology with a phone that helps kids & teens achieve their noblest intentions.***


Pinwheel Feature Video
Chris Rasmussen


00:52
vimeo

Intro in #'s. We have a solution that resonates deeply!

Total Revenue History - $8.5M in total cumulative revenue

- $258K '20 Revenue
- $2.23M '21 Revenue
- **$4.90M '22 Revenue**

Projected Revenue

- **$8M+ '23 Projected Revenue**
- **$14M+ '24 Projected Revenue**
- **$25M+ '25 Projected Revenue**

> *Pinwheel is on track to land in the top 100 on the Inc. 5,000 fastest growing private companies in America list by the end of 2023 (the first time we'll qualify with the amount of financial history required).*

Forward-looking projections are not guaranteed.


Pinwheel subscribers growth
+255%
YoY Avg Growth
14000
12000
10000
8000
6000
4000
2000
0
30
1222
2721
6475
9498
11644
13015
H1 2020
H2 2020
H1 2021
H2 2021
H1 2022
H2 2022
H1 2023

Active Subscribers end of half year periods


National Press
Pinwheel is a leader in the
growing “first smartphone


for kids" category.

Pinwheel has been featured on the Today Show, USA Today, The Wall Street Journal, The New York Times, Android Central, hundred+ local news TV shows, and various influential blogs, podcasts, and media sites.

What problem does the Pinwheel Smartphone solve?

- **Kids get their first smartphone at 10-12.** They are not ready for the adult world inside.
- **Parents lack the tools and information** to introduce technology gradually and with good oversight.
- The result of "too much, too soon" is a **mental health crisis** in our kids.


Social Media Use
(10-17 years old)
80%
60%
40%
20%
Smartphones released
2007
2009
Comparison Year
2021
Teens feeling Sad & Hopeless
+40%
Increase in Mental Illness
+40%
Increase in Suicide
+87%
Data by Pew Research Center

In the USA, the National Institute of Health has declared a state of emergency in response to

In the USA, the National Institute of Health has declared a state of emergency in response to the deterioration of our youth's mental health.

How does the Pinwheel smartphone work?

- We have built a **suite of software** on top the Android Operating System. It's not just one app. Settings, VPN (virtual private network), mobile-device-management, contacts, messages, launcher, and caregiver apps as well as backend services combine to provide the full offering.
- **Parents can remotely configure the phone** to have different apps and functions in different contexts, like school and home.
- **Easy "off" button** allows a parent to stop screen time at the touch of a button on their own phone, while maintaining emergency contact communication.
- **We have over 1,000 apps** for parents to add to their child's phone. Our curated App Library provides unique safety ratings and risk information to support parents' decision-making. Kids cannot access any app store.
- **No social media is available.** Some newer app options from startups that are built with mental health in mind are promoted instead.
- **GPS location** and history.
- **Contact management** can be shifted through three maturation stages: from parent-controlled, to child-led, to teen managed, with text history remotely visible to parents throughout the journey.


Software
Apps
Settings, Contacts, and Messenger Apps



pinwheel
Launcher
The "home" screen on Android is built by Pinwheel
Network/Admin
VPN and device administration
OS
Android
Hardware
Off the shelf devices from Samsung, BLU, and Ulefone
5G
Carrier
Choose any carrier, but partnerships with US Mobile and Mint

Visualization of our technology stack with Pinwheel proprietary technology in the pink box.

Traction



Pinwheel Revenue
24,750,000
22,500,000
20,250,000
18,000,000
15,750,000
13,500,000
11,250,000
$23,500,000
$14,100,000


9,000,000
6,750,000
4,500,000
2,250,000
0
$258,389
$2,228,598
$4,904,525
$8,000,000
2020
2021
2022
2023
2024
2025

White is past performance while purple is projected performance.

Forward-looking projections are not guaranteed.

$8M

Projected Revenue
2023

118%

Y-o-Y in Revenue
2021 to 2022

36.3%

Revenue from Subscriptions
$15/m or $165/year

63.7%

Revenue from Hardware
$199-$329

How does the Pinwheel business model work?

- We offer phone models from leading manufacturers (ie Samsung).
- Each phone comes with a $15/month subscription to the parental guidance software.
- The product comes with the software pre-installed to make getting started easy.
- Parents have their own access to parental guidance tools on iOS, Android, and web to monitor and provide guidance to their kids.

Where is Pinwheel Sold?

- Pinwheel is sold mostly on pinwheel.com directly to customers.
- Launched Amazon.com listings in Dec. 2022. July '23 is on track to account for ~13% of total sales.
- We are actively working on adding distribution. We will soon be sold on more partners websites.

Reviews matter! Hear straight from our customers...

Google, TrustPilot, Amazon, Pinwheel.com combined reviews:


Pinwheel.com
Reviews 1,013 • Excellent

4.7

> ## *We've been really happy with our Pinwheel experience.*

> *It was just what we were looking for our kiddo. Customer service is also outstanding! Nothing but good things to say about this company."*

> ## *"So far this phone service for my 11- and 14-year-olds has been really great.*

> *It is limited enough that I don't feel like they can get into trouble with the phones but has enough options that I can manage to make it a smartphone that they are happy with."*

> ## *"Exactly what we were looking for*

> *We purchased a Pinwheel phone for our son last summer, and it has been an amazing experience. I've been able to easily customize settings for my son using the app. On two occasions I wasn't sure how to proceed, but the live chat on the website was able to assist me promptly and provide me with the information I needed. We have his phone set to only receive texts/calls from approved numbers and it has worked perfectly. Furthermore, approving new contacts is super fast and easy on the parent app (as is revoking them if they're no longer needed). A+"*

> ## *"Pinwheel is the best out there!*

> *Pinwheel is fantastic! I searched high and low for a good option for my son that has the parental control I require and the flexibility and "cool" factor that he wants. And their customer service is top notch! Cannot say enough good*

> *he wants. And their customer service is top notch. Cannot say enough good things about Pinwheel!"*

> ### *"Awesome service for a first cellphone...*

> *Awesome service for a first cell phone for your child! Really cool features, great range of controls. Absolutely everything you would want for your child to be on the phone safely! Customer Service was super prompt and helpful as well!"*

> ### *"Pinwheel has been amazing!*

> *When looking for a phone for my son, Pinwheel came up in my search. I was a bit skeptical because I had never heard of this company but, after having this phone for 5 months now, I have only had a good experience. Customer service is 100% amazing too. If you have a question about anything, there is always someone there to help. I am very pleased with this purchase and would recommend them to anyone looking for a monitored phone for their child."*

> ### *"Mom, wife, nurse*

> *We love that we can add apps and permit more freedom as he grows and becomes more responsible and aware. Also, the customer service is AMAZING!"*

> ### *"The solution that works*

> *Easy parental control dashboard, son likes that it looks and operates like a regular smartphone, but he can't work around it like other parental control apps we have tried... This mom is a happier mom and less stressed because of this phone."*

More KPIs (for those who love data like us :)

$650
LTV

$193
CAC

3.4x
LTV/CAC ratio

Market Size



Our total market is worth $12 Billion.
pinwheel
Hardware
New Entrants Yearly
4M * $235 = $940M
New 7 yo / year
Pinwheel AOV
+
8-16 Year Olds
36M * $235 * 1/2 = $4.23B
8-16 USA Kids
Pinwheel AOV
2 Year Device
=
$5.17B
Total Hardware
Software
New Entrants Yearly
4M * $180 = $720M
New 7 yo / year
Yearly subscription
+
8-16 Year Olds
36M * $180 = $6.48B
8-16 USA kids
Yearly subscription
=
$7.2B
Total Software
USA, TAM
$12.37B
Economically capable, SAM
$7B
2026, SOM
$132M
TAM
SAM
SOM
Pinwheel Series A Deck, 2023
11

Competitors

We have found the right balance between parents and kids needs.


Parents
gabb WIRELESS
light
Troomi
techless pure & simple
Static Feature Phones
pinwheel
Evolving Kids Phone
Kids
Kids
Adult phones disabled by parental controls
Adult Smartphone
Parents

Use of Funds


Partnerships
12%
Product
24%
Working
Capital
18%
B2B2C


Channel
6%
Marketing
41%

Exciting New Product

We are really excited to be adding to our existing suite of kid appropriate software with **PinwheelGPT**, an AI-chat interface app designed specifically for kids & teens. You can sign-up here for free:

https://ai.pinwheel.com

This solves a problem that has perplexed parents since the beginning of the internet. How can a parent safely provide access to the world of information and discovery available online without granting access to all of the kid inappropriate content out there? AI provides the way!

This app will launch in the Apple App Store and Google Play Store in **August 2023**! This is really an exciting opportunity for a few reasons:

- **Discovery**: A new way for parents to discover Pinwheel
- **Revenue**: Freemium business model
- **Solution**: Kid & teen use of the internet for positive purpose without the downsides


PinwheelGPT
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I hate that I get really upset about things that later seem small. How do I stop doing that?
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Tell a joke
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Sure, here's a school joke for you:
Why did the math book look so sad?
Because it had too many problems.
Haha, that's funny. Anything else?


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Conclusion

When we raised our very first round of funding in early 2020, we explored how we might make it possible for a large group of parents and supporters to invest alongside the traditional investors, but it ultimately it proved too complex. Most importantly, it was difficult to include people who were not already accredited investors—a qualification determined largely by wealth. But the idea never left our minds.

We are passionate about building Pinwheel with real parents who care, and this community round is an excellent way to materialize that commitment. We're doing this because the dynamics of the community around Pinwheel change for the better when the people who are using it for their children's benefit are also participating owners of it. This not only provides good for our company, but it also presents an opportunity for you to participate in the benefits —including the financial upside.

In recent years, doing a community round like this one has become more viable because of regulatory changes and the rise of companies like Wefunder, which makes the process simple.

We're thrilled that Circadian and Drumbeat - professional venture capitalists — have both invested again in this round. We are even more excited to enable hundreds if not thousands of others to invest alongside these groups.

We want to make it clear, however, that just because you can invest in Pinwheel, it doesn't mean you should. Investments are risky—especially in startups, which have a habit of dying, pivoting, or simply not making enough money. Pinwheel is

still a young company, and we are still proving that there is a large market for safe and age-appropriate technology for kids aged 9 to 15. If you don't have money to spare, don't spend it on this.

If, however, you share our belief that Pinwheel can grow its financial impact alongside its social impact, then this investment could be worth a shot. We are at the forefront of creating a new generation of technology designed specifically for kids and teens. This work is ambitious and exciting, and it's certainly meaningful. We'd love to have you by our side as we build this new intentional tech ecosystem for our children together.